EXHIBIT 12

NEWELL RUBBERMAID INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Years Ended December 31,
(dollars in millions)	2017	2016	2015	2014	2013
Earnings Available for Fixed Charges:
Income before income taxes	$1,429.0	$814.5	$337.5	$462.1	$536.3
Equity in earnings of affiliates	(0.4)	(0.2)	(0.6)	—	0.2

Total earnings	1,428.6	814.3	336.9	462.1	536.5
Add:
Interest expense, excluding capitalized interest	477.5	407.7	88.1	64.3	62.3
Interest component of rental expense (1)	89.5	72.1	34.7	35.0	37.7

Total earnings available for fixed charges	$1,995.6	$1,294.1	$459.7	$561.4	$636.5

Fixed Charges:
Interest expensed and capitalized	$477.5	$408.2	$89.3	$64.4	$62.4
Portion of rent determined to be interest (1)	89.5	72.1	34.7	35.0	37.7

Total fixed charges	$567.0	$480.3	$124.0	$99.4	$100.1

Ratio of Earnings to Fixed Charges	3.52	2.69	3.71	5.65	6.36

(1)	A standard ratio of 33% was applied to gross rent expense to approximate the interest portion of short-term and long-term leases.